Janus Parent, Inc.

14 Fairmount Avenue

Chatham, New Jersey 07928

April 6, 2021

VIA EDGAR

Attention:	Beverly Singleton
Martin James
Sherry Haywood
Erin Purnell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:	Janus Parent, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed March 22, 2021
File No. 333-252859

Ladies and Gentlemen:

This letter sets forth the response of Janus Parent, Inc. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated April 5, 2021, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 1 to Registration Statement on Form S-4 Filed March 22, 2021

Status as a Controlled Company, page 12

1.    Staff’s comment: We note your response to comment five in our letter dated March 4, 2021 and the risk factor on page 52 which discloses that CCG will control the voting of at least 50% of Parent’s outstanding common stock after the business combination. Please revise to disclose throughout the filing, including on the cover page, that CCG will control the voting of at least 50% of Parent’s outstanding common stock after the business combination, and provide analysis explaining how the combined entity will be deemed a “controlled company” as defined by the NYSE.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that because the combined company will not be a company in which over 50% of the voting power is held by an individual, a group or another company, we do not believe the combined company would qualify as a “controlled company” for purposes of the NYSE listing standards. As a result, we do not anticipate relying on exemptions as a controlled company. We have revised and corrected the disclosures on pages 12, 52, 53, 62 and 195 of the Revised Registration Statement accordingly.

Comparative Per Share Data, page 25

2.    Staff’s comment: Please expand the table to also include the book value per share reflecting the Business Combination as if it had occurred on December 31, 2020, or advise where such disclosure has been presented.

Response: We acknowledge the Staff’s comments and have revised the disclosure on page 25 of the Revised Registration Statement to include the book value per share reflecting the Business Combination as if it has occurred on December 31, 2020.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3647 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

JANUS PARENT, INC.

By:	/s/ Brian Cook
Name:	Brian Cook
Title:	Chief Executive Officer

cc:	Ramey Jackson, Janus International Group, LLC
Roger Fradin, Juniper Industrial Holdings, Inc. Matt Pacey, Kirkland & Ellis LLP Julian Seiguer, Kirkland & Ellis LLP Lance Hancock, Kirkland & Ellis LLP

2